BACCHUS LAW GROUP	1511 West 40th Avenue
Corporate & Securities Law	Vancouver, BC V6M 1V7
Tel 604.732.4804
Fax 604.408.5177

August 9, 2006

Thomas A. Jones
Senior Attorney, Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Jones:

Re:	Lexington Energy Services Inc. (the “Company”)
Registration Statement on Form SB-2/A
Filed May 16, 2006 and July 7, 2006
File No. 333-134175

In response to your comment letter dated July 25, 2006, please find enclosed three marked copies of the Company’s Amended Registration Statement No. 2 on Form SB-2/A for your review.

In response to your comments, the Company makes the following responses and has made the following changes to its Amended Registration Statement:

Prospectus Summary

1.

We note your response to our prior comment 4. We reissue the comment. Please provide a recent development section to describe your financial results as of a more recent date. Also, update the disclosure throughout the filings to the extent practical. For example, we note the anticipated payments on pages 64 and 65.

RESPONSE:

We have updated the financial results in our summary to May 31, 2006. Further, we have updated our disclosure throughout the filing so that it is current.

Use of Proceeds, page 18

2.	Please disclose how much of the proceeds will be paid to affiliates. We note the new employment agreements disclosed on page 71.

RESPONSE:

We have added the following under our table of "Use of Proceeds":

"Of our total proceeds, we anticipate that over the next 12 months we will pay approximately $165,600 to our affiliates as follows: $100,800 to Larry Kristof, our President and Director, for salary and benefits, and $64,800 to Brent Nimeck, our VP, Operations and a Director, for his salary. These amounts are included in our calculation of general and administrative expenses."

3.	Please revise this section and the appropriate risk factor to highlight that your cash requires over the next twelve months exceed the maximum proceeds..

RESPONSE:

The following was added as Risk Factor Number 23:

“23.

Even if we are successful in selling 100% of our direct public offering, our cash requirements over the next twelve months, exceeds the maximum proceeds of the offering and so we will need to seek additional financing. If we fail to do so we may have to cease operations.

If 100% of our direct public offering is sold we will raise net proceeds of $4,210,000. We require $6,300,000 over the next twelve months in order to execute our business plan. We will have to seek additional financing in order to implement our business plan even if we raise 100% of our direct offering.. We cannot assure you that we will be able to obtain such a financing on acceptable terms, if at all. If we cannot meet our cash requirements and are also unable to secure additional financing, we may be unable to continue our business operations.”

Determination of Offering Price, page 20

4.	Please revise to discuss the factors that you determined for an offering price of $1.00 for your directors and $0.85 for the other shareholders.

RESPONSE:

The following has been added:

"The following factors were considered in determination of the offering price of $1.00 of the 4,000,000 shares being sold by Larry Kristof and Brent Nimeck:

  all of the factors that were considered in determining the price of our direct offering, as outlined in the paragraph above; and
  the offering at $1.00 would take place after the completion of the direct offering at $0.85, and at that time, it is contemplated that Lexington will have raised some capital through the direct offering."

  Sales by Selling Shareholders, page 26

5.

  We note your response to our prior comment 13. It appears you originally included selling shareholders in this registration statement when you had not received payments from them for their shares and before the completion of the private placement. Please provide a detailed analysis as to whether the placements to each of the current selling shareholders are complete. Also, please confirm that you are not including the shares described on page 76 as being issued to an investor on May 29, 2006, after your filing of this registration statement on May 16.

RESPONSE:

We enclose, as Schedule A, a detailed analysis showing the date we deposited into our bank account the payments for each of the current selling shareholders.

  We have included the shares that were issued to 0719746 BC Ltd. which were paid for on May 19, 2006 and issued on May 29, 2006, since they were fully paid for prior to the enclosed Amended SB-2. It is our understanding that it is the general practice of the SEC to allow amendments to Registration Statements to include registration of selling shareholders for shares issued after the original Registration Statement, but before the Amended Registration Statement, so long as the shares were issued before the Registration Statement was declared effective.

6.

  We note your disclosure on page 26 about sales prices. Please disclose the fixed price nature of this offering and future limitations on sales prices to the market, including the requirement and hurdles to obtain listing on OTC/BB.

RESPONSE:

The following has been added:

  “Throughout the term of this offering our directors will sell their shares at a fixed price of $1.00 per share. Even if our shares subsequently become listed and traded on the Over the Counter Bulleting Board, our directors will be limited to selling their shares at $1.00 per share, regardless of the prevailing market price of the shares. The other selling shareholders will sell at a price of $0.85 per share until our shares are quoted on the Over the Counter Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.”

  We intend to apply to the OTC Bulletin Board for the trading of our common stock. This process takes at least three months and the application must be made on our behalf by a market maker, but we have not yet engaged a market maker to make the application on our behalf. If our common stock becomes listed and a market for the stock develops, the actual price of the shares will be determined by prevailing market prices at the time of sale.”

  Directors and Officers, page 40

7.	We note your response to our prior comment 15. Please clarify the business experience for the past five years of Messrs. Kristof, Blackman and Chernesky.

RESPONSE:

The following has been added:

Larry Kristof:

  Mr. Kristof did not participate in any business activities in 2002. In early 2003, Mr. Kristof worked as Corporate Communications Manager for Trivello Ventures Inc. (TRV.V), a company engaged in the extraction development of energy from resource exploration.

Douglas Blackman:

From 2002 to 2005, Mr. Blackman worked as an independent consultant providing legal services to various companies.

  Shares Eligible for Future Sale, page 45

8.	Please tell us how your disclosure in response to prior comment 16 reflects the 90-day period rule in 144(c)(1).

RESPONSE:

The following has been added:

  Therefore, since both Greystone Holdings Ltd. and Larry Kristof are affiliates, any shares they own which are not being registered pursuant to this or another Registration Statement are restricted and their sale will be subject to the limitations of the three-month period imposed by Rule 144.

  Nitrogen Generation Unit, page 47

9.

  We note your response to our prior comment 18. Please provide us with support that your competitors’ systems are only capable of producing a maximum of 94% nitrogen and that your design will allow you to have 7% less moving parts compared to your competitors.

RESPONSE:

We have added the following information on our competitor:

  "The only company we are aware of that provides mobile nitrogen generation services is Canadian Nitrogen Services Inc. According to their website, Canadian Nitrogen Services provide mobile nitrogen generation units which produce 95% nitrogen."

Evidence for the 95% production rate can be found at http://www.canadiannitrogen.com/ourproduct.html where is says, "Nitrogen Purity 95%".

We have removed the reference to 75% so now we just refer to a reduction of moving parts.

  The Oil and Gas Services Industry, page 58

10.	We note your response to our prior comment 19. Please provide us with support for the gas consumption in 2000. Also, update the disclosure to the extent practical.

RESPONSE:

We have updated the gas consumption information, and it now reads as follows:

  "For example, in its International Energy Outlook 2006, the Energy Information Agency of the U.S. Department of Energy (the EIA) forecasts that North American gas consumption is projected to increase an average annual rate of 1.1 percent between 2003 and 2030. According to the same report, Canada is currently the source of 90% of net natural gas imports to the U.S., although that percentage is expected to drop significantly over the next 25 years."

  Financial Statements

11.

  The financial statement should be updated, as necessary, to comply with Item 310(g) of Regulation S-B at the effective date. In this regard, please note that it appears you must update your financial statements through May 31, 2006 in your next amendment.

RESPONSE:

We have updated the SB-2 to include financial statements through May 31, 2006.

12.

  Please refer to prior comments 31, 33, 34, 35 and 36. It does not appear that your filing was amended in response to our comments. Please revise or advise. We may have additional comments after reviewing your amendment.

RESPONSE:

We have amended the SB-2 to reflect changes we have made in response to your comments. The answers to the comments are reproduced below:

  Prior Comments 31 – 36:

  Statement of Stockholders’ Equity, page F-5

31.	We see that “stock subscriptions receivable” and “total” stockholders’ equity do not agree to your balance sheet, please revise. Apply this comment to your February 28, 2006 financial statements as well.

RESPONSE:

The Statement of Stockholder’s Equity in the November 30, 2005 financial statements have been revised.

32.	In each transaction involving the issuance of shares for services, expand your disclosures to state the fair value of the issuance. Disclose how each issuance was valued. Address both the method and the significant assumptions applied.

RESPONSE:

The Company did not have any transactions involving the issuance of shares for services. All shares have been paid for by cash.

  Note 2. Summary of Significant Accounting Policies, page F-6

  (i) Foreign Currency Translation, page F-7

33.	We see that your functional currency is the United States dollar. Given that you are located in Canada and plan to conduct your business in Western Canada please tell us why you do not consider Canada your primary economic environment. Please refer to paragraphs 5 – 10 of SFAS 52.

RESPONSE:

We now consider Canada as our primary economic environment and Note 2 to the financial statements has been revised.

  Interim Financial Statements for the period ending February 28, 2006, page F-13

  Statement of Stockholders; Equity, page F-16

34.	Please revise to disclose the date for each equity issuance as required by paragraph 11(d)(1) of SFAS 7. For each non-cash transaction, disclose in the footnotes the nature of the non-cash consideration and the basis for assigning recorded amounts.

RESPONSE:

Please see Statement of Stockholder’s Equity in the May 31, 2006 financial statements. Please also note that there are no non-cash transactions.

  Note 5. Stock Options, page F-19

35.	We see that the expected volatility that you used for valuing stock options decreased from 100% at November 30, 2005 to .1% at February 28, 2006.

Please explain the underlying reasons for such a significant change in your expected volatility or revise as necessary.

RESPONSE:

Please see note 5 in the November 30, 2005 financial statements for correction in the expected volatility to 0.1%, which is consistent with the volatility disclosed in Note 5 to the May 31, 2006 financial statements.

  Note 6. Commitments, page F-20

36.

  We note that you paid $262,110 in non-refundable deposits toward equipment purchases. Please address the following comments:

    Tell us the significant terms of this purchase agreement, including when title of the equipment transfers and to whom title of the equipments reverts to in the event that you are not able to make all required payments.

RESPONSE:

  The purchases are recorded based on progress billings. The title of the equipment transfers to the Company upon completion of the construction of equipment. Title of the equipment reverts to the suppliers in the event that the Company is not able to make all required payments.

    Tell use why you believe the non-refundable deposits meet the definition of an asset. We note the disclose on page 48, that you may lose the deposits of you fail to make future payments. Please advise and refer to Concept Statement 6 in your response.

RESPONSE:

The non-refundable deposits meet the definition of an asset as per Concept Statement 6 because the deposits fit the three essential characteristics of an asset as follows: (i) the deposit embody a probable future benefit that involves a capacity to contribute to future net cash inflows as the deposits give us the right to the equipment which would generate future lease revenue; (ii) we can obtain the benefit and control others’ access to it as the deposits give us exclusive rights to the future ownership of the equipment; and (iii) the transaction giving rise to our right to or control of the benefit has already occurred as we’ve already paid the deposit.

Revise to separately disclose the deposits on the face of the balance sheet.

RESPONSE:

The May 31, 2006 balance sheet discloses the deposits on equipment separately on the face of the balance sheet.

If you have received equipment, tell us the period over which this equipment is being depreciated and the amount of depreciation recorded to date

RESPONSE:

The Company has not yet received the equipment. Accordingly depreciation has not been recorded in the financial statements on this equipment.

Explain if the transaction was with a related party.

RESPONSE:

The transaction was not with a related party.

  Please do not hesitate to contact me if you have any questions.

  Yours truly,

  BACCHUS LAW GROUP

  Per:

  /s/ Penny O. Green
  Barrister, Solicitor & Attorney
  Member, Washington State Bar Association
  Member, Law Society of BC

  Schedule "A"

  Lexington Energy Services Inc.

  Registered Shares

		Payments for	Shares
	Shares Being	# of Shares	Date of
Name of Selling Shareholder	Registered		Deposits
0719746 BC Ltd.	4,000	4,000	May 19 06
689719 BC Ltd.	160,000	150,000	October 25 05
		10,000	February 21 06
Jessie Acton	10000	10,000	November 17 05
Joel Acton	20,000	20,000	March 28 06
Joshua Acton	20,000	20,000	March 24 06
Rachael Acton	2,000	2,000	March 24 06
Sibylle Acton	30,000	10,000	November 17 05
		20,000	March 24 06
Alder Investments Ltd.	10,000	10,000	April 19 06
Guy J. Aldridge	100000	100,000	December 22 05
Van Allen	40,000	40,000	May 19 06
James Anderson	20,000	20,000	March 24 06
Mike Arnott	10,000	10,000	March 24 06
Talwinder Singh Aujla	8,621	8,621	March 24 06
Trinity Ayres	10,000	10,000	April 11 06
Sheri Barton	10,000	10,000	March 06 06
Angela Bearman	10,000	10,000	March 24 06
Albert B. Benson	20,000	20,000	April 11 06
Connie Bettenson	10,000	10,000	April 11 06
Gary Bishop	100,000	100,000	May 19 06
Mary C. Blue	20,000	20,000	March 24 06
Mike Bonvino	15,000	15,000	March 24 06
John Boots	20,000	20,000	March 06 06
Kyle Bowers	65,000	65,000	November 28 05
Sam Boychuk	6,000	6,000	April 11 06
Norman D. Bradshaw	10,000	10,000	April 11 06
Govinder K. Brar	10,000	10,000	March 24 06
Jefferey Joseph Brown	2,000	2,000	March 28 06
Laurence Brealey	50,000	50,000	February 13 06
Mike Brealey	50,000	50,000	March 01 06
Nathan Brown	2,000	2,000	April 11 06
Trevor Brown	17,241	17,241	March 24 06
Scott Burkett	5,000	5,000	April 19 06
Don L. Byers	50,000	50,000	March 24 06
Barry Caithcart	1,707	1,707	March 24 06
Mark Calvelo	2,000	2,000	March 28 06
Katie Caswell	10,000	10,000	March 24 06
John Chan	40,000	40,000	February 13 06
Natalia Chernencoff	4,000	4,000	March 28 06
Shih-Yi Chuang	100,000	100,000	December 09 05

  1

Guy Clemens	5,000	5,000	April 19 06
Ken Corbett	100,000	35,000	February 14 06
		65,000	April 19 06
Brad Cote	6,000	6,000	April 11 06
Larry Cote	2,400	2,400	April 11 06
Dave Cousins	10,000	10,000	February 13 06
Timothy Crottey	4,000	4,000	May 19 06
Jim Cumming	50,000	50,000	November 10 05
Roger Cumming	50,000	50,000	March 24 06
Andrew Davis	5,000	5,000	March 24 06
Greg Davis	95,000	50,000	October 25 05
		25,000	December 09 05
		20,000	April 19 06
Heath Drake	4,000	4,000	March 06 06
Shawn Drummond	2,000	2,000	March 28 06
Joe M Dumontel	25,000	25,000	December 22 05
Jason Finiak	2,000	2,000	March 06 06
Kelly Finiak	2,000	2,000	March 24 06
Stan Fitzpatrick	2,000	2,000	April 11 06
Brad Fraser	10,000	10,000	April 11 06
Kim Gilbert	12,000	12,000	March 24 06
Michael Graham	40,000	40,000	February 13 06
Jagpal Singh Grewal	10,000	10,000	March 24 06
Greystone Holdings Ltd.	1,700,000	1,700,000	3,050,000
Nicole Grimm	2,000	2,000	March 28 06
Royce Hackworth	20,000	20,000	February 13 06
Chylow Hall	4,000	4,000	March 06 06
Brent Henry	20,000	20,000	March 06 06
Sidney Henry	25,000	25,000	February 14 06
Sam Hirji	10,000	10,000	March 28 06
John Hull	8,000	8,000	April 11 06
Tamara Ichoutkina	2,000	2,000	February 21 06
Nargis Jamal	20,000	20,000	April 19 06
Margo Jarva	4,000	4,000	February 21 06
Elston Johnston	200000	200,000	November 21 05
Pam Johnston	30,000	30,000	March 24 06
Richard Jordan	10,000	10,000	April 11 06
Kory Kempin	2,000	2,000	March 28 06
Willie Kempin	10,000	10,000	March 28 06
Christine Kennedy	100,000	100,000	November 16 05
Deborah Kennedy	55,000	55,000	March 24 06
Robert Kennedy	100,000	100,000	November 16 05
Kershaw Enterprises Ltd.	10,000	10,000	March 24 06
Dan Koyich	100000	100,000	December 06 05
Kelly Kristof	100,000	100,000	November 02 05
Larry Kristof	2,000,000	2,000,000	October 24 05
Koah Kruse	50,000	50,000	November 28 05
Tannisah Kruse	250,000	250,000	October 25 05
KV3 Ltd.	17,241	17,241	March 24 06
Mike Labadie	30,000	30,000	March 24 06

  2

Bernice LaValley	10,000	10,000	March 24 06
Dusty LaValley	14,000	14,000	April 11 06
Mark M. LaValley	10,000	10,000	March 28 06
Tanner LaValley	10,000	10,000	March 28 06
Avtar Lehal	10,000	10,000	March 24 06
Harpal S. Lehal	10,000	10,000	March 24 06
Braeden Lichti	2,000	2,000	April 19 06
Scott Lower	4,000	4,000	February 21 06
Mike Lyster	18,000	18,000	March 24 06
Malcolm & Elizabeth Lower	4,000	4,000	April 19 06
Nicky Maawia	1,896	1,896	April 11 06
Fern MacDonald	150,000	150,000	November 02 05
Robert Maclachlan	2,500	2,500	March 24 06
Gavin MacLean	2,000	2,000	March 28 06
Barbara McCaslin	25,000	25,000	February 21 06
Gordon McCaslin	25,000	25,000	February 21 06
Bruce McDiarmid	50,000	50,000	December 22 05
Steve McGuire	10,000	10,000	February 21 06
Neil McKen	10,000	10,000	April 11 06
Michael McKinnon	10,000	10,000	February 13 06
Shawna McLaren	5,000	5,000	January 23 06
Merger Contracting Ltd.	40,000	40,000	March 24 06
Dianne Mikus	20,000	20,000	November 08 05
Maria Mikus	10,000	10,000	November 08 05
Francis Lum Min	50,000	50,000	November 16 05
Jasbir Singh Minhas	10,000	10,000	March 24 06
John Morse	10,000	10,000	April 11 06
Jamie Mullan	187,500	150,000	October 25 05
		25,000	November 21 05
		12,500	December 22 05
Guy Murray	10,000	10,000	April 11 06
Shannon Murray	7,400	7,400	April 11 06
Bruce Nesbiti	2,000	2,000	March 28 06
Brent Nimeck	300,000	300,000	October 31 05
Ian Nimeck	20,000	20,000	May 19 06
Randall Olafson	40,000	40,000	March 24 06
Patricia O'Neil	100,000	100,000	April 19 06
Harold V. Pedersen	20,000	20,000	March 24 06
Kurt Pedersen	20,000	20,000	March 24 06
Kent Pierson	100,000	100,000	November 10 05
Pink Holdings Inc.	10,000	10,000	March 24 06
Vern Porter	15,000	15,000	February 13 06
Mark Procknow	35,000	35,000	November 10 05
Walter Radzichowsky	20,000	20,000	March 24 06
Leonard Raymond De Melt	20,000	20,000	March 28 06
Grant Reeves	10,000	10,000	February 14 06
David Reichert	2,000	2,000	March 24 06
Joan Remillard	16,000	10,000	December 09 05
		6,000	February 21 06
R. James Renwick	5,000	5,000	March 06 06

  3

Gerald H. & Julia Rhodes	20,000	20,000	April 19 06
G. Scott Rhodes	20,000	20,000	April 11 06
Judy Riddell	10,000	10,000	March 24 06
Tom Ringoir	10,000	10,000	March 24 06
Chris Ritter	10,000	10,000	March 24 06
Roderick Anderson Law Corp.	10,000	10,000	April 11 06
David Riddell	20,000	20,000	February 13 06
Tyler David Riddell	100,000	100,000	November 10 05
Charles D. Roberts	30,000	30,000	Mar 06 06
Lavern Rosenboom	125,000	100,000	November 04 05
		25,000	December 09 05
Tracy Russell	20,000	20,000	April 11 06
Hardip Sangha	20,000	20,000	April 19 06
Harjit Sangha	10,000	10,000	March 06 06
Sarah Satow	20,000	20,000	May 19 06
Tom Sawyer	27,500	12,500	December 09 05
		15,000	March 24 06
Richard Sebastion	20,000	20,000	May 19 06
Robert Sidley	2,000	2,000	April 11 06
James Sikora	50,000	50,000	December 09 05
Richard Simon	10,000	10,000	March 24 06
Stan Smith	20,000	20,000	March 24 06
George Spencer	95,000	65,000	February 13 06
		30,000	March 06 06
Gary Squires	6,000	6,000	May 19 06
Darren Troy Steptoe	5,000	5,000	January 23 06
Michael Stewart	70,000	50,000	November 21 05
		20,000	March 28 06
Jiri Svec	10,000	10,000	April 19 06
Rudolf Tahotny	10,000	10,000	April 19 06
Barb Taylor	10,000	10,000	April 11 06
Brad Thiessen	1,000	1,000	March 06 06
Chris Thiessen	4,000	4,000	March 06 06
Myron Thiessen	5,000	5,000	May 19 06
Melinda Thorburn	20,000	20,000	March 06 06
Gill Toews	20,000	20,000	May 19 06
Ralph Toews	28,000	8,000	March 24 06
		20,000	May 19 06
Jean-Paul Tone	15,000	15,000	January 12 06
John Topliss	20,000	20,000	April 19 06
Kim Tran	10,000	10,000	April 11 06
Peter Tredger	20,000	20,000	March 24 06
Adam Vanderboon	8,620	8,620	March 24 06
Vanguard Resources Ltd.	10,000	10,000	March 24 06
D’Arcy Viksush	20,000	20,000	February 13 06
Dennis Vu	40,000	40,000	November 08 05
Brad Wait	10,000	10,000	March 06 06
Tyron Wagner	10,000	10,000	March 06 06
Gordon C. Wallace	45,000	25,000	December 09 05
		20,000	March 06 06

  4

Gary Walters	20,000	10,000	February 13 06
		10,000	February 14 06
Robert Ward & Rita Brown	4,000	4,000	April 11 06
Kelly Warrack	10,000	10,000	April 11 06
Christopher Warren	20,000	20,000	March 24 06
Shawn Webb	14,000	14,000	April 11 06
Jordan Welsh	20,000	20,000	March 06 06
Robin Westie	10,000	10,000	April 11 06
Jason Wilson	10,000	10,000	March 28 06
Scott Wray	3,000	3,000	March 24 06
Mark A. Wright	6,000	6,000	April 11 06
Christopher Yee	10,000	10,000	March 24 06
Jeremy Zimmerman	40,000	20,000	April 11 06
		20,000	April 19 06

Total	9,067,626	9,067,626